PEMBINA

[redacted]

06019117

November 21, 2006

SUPPL

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
U.S.A.

RECEIVED
NOV 3 0 2006

Dear Sir or Madam:

Re: Pembina Pipeline Income Fund (the "Fund")
File No. 82-34997
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Fund's Third Quarter Interim Report for the period ended September 30, 2006. As required pursuant to Rule 12g3-2(b), the exemption file number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

PEMBINA PIPELINE INCOME FUND

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Glenys E. Hermanutz
Vice President, Corporate Affairs

GEH/ld
Encls.

h:\user\forms\SEC letter.doc

Pembina Pipeline Corporation
P.O. Box 1948, Calgary, Alberta, Canada T2P 2M7
2000, 700 - 9th Avenue S.W., Calgary, Alberta, Canada T2P 3V4
Telephone: (403) 231-7500 Fax: (403) 237-0254

3

PEMBINA'S MOMENTUM CONTINUES IN THE THIRD QUARTER

Third Quarter Revenue ($ millions)


90
80
70
60
50
40
30
2004
2005
2006

Third Quarter Net Operating Income* ($ millions)


60
50
40
30
2004
2005
2006

*see "Non-GAAP Measures" below

Third Quarter Total Throughput (mmbpd)


900
800
700
600
500
400
300
200
100
0
2004
2005
2006
Conventional
Oil Sands*

*contracted capacity

- The Fund distributed $0.2950 per Trust Unit during the third quarter of 2006 ($0.095 per Trust Unit for July and $0.10 per Trust Unit for August and September) for total cash distributions of $36.5 million. Per Trust Unit distributions were 12 percent higher than for the same quarter of 2005, reflecting the two distribution rate increases implemented earlier this year. This increase in the distribution rate reflects Pembina's continuing confidence in the strength of the operating performance of its asset base and material growth across all three of Pembina's business units.

- Total corporate throughputs, including both the conventional pipelines and the Alberta Oil Sands Pipeline, reached their highest ever monthly total during September, at 785,500 bpd. The conventional pipelines transported an average of 438,400 bpd during the third quarter of 2006, a slight increase over the same quarter of 2005. Pembina anticipates that several new developments on the conventional pipeline systems will contribute to increasing volumes over the last quarter of the year.

- Pembina's oil sands business unit contributed $16.1 million in revenue and $9.5 million in operating income during the quarter, up 8 percent and 2 percent, respectively, from the $15.0 million and $9.3 million recorded in the third quarter of 2005. Pembina expects the operating income contribution from this business unit to expand in coming quarters as the Cheecham Lateral Pipeline is placed into service during the fourth quarter of this year and the Horizon Pipeline becomes operational in mid-2008.

- Pembina's midstream business unit continued to exceed expectations, generating $15.3 million in revenue and $14.2 million in net operating income during the third quarter of 2006. This is a 128 percent and 143 percent increase, respectively, over the same period last year.

- The proposed Kitimat to Summit Lake, British Columbia condensate pipeline project progressed during the third quarter. Substantial efforts directed toward the public consultation process continued during the third quarter, with protocol agreements executed by a number of First Nations, allowing Pembina to commence with field work. Shippers executed a non-binding pipeline transportation agreement term sheet, and Pembina expects to confirm capacity commitments by early 2007.

HIGHLIGHTS[1] *($ millions except where noted)*	**3 Months Ended Sept. 30, 2006**	3 Months Ended Sept. 30, 2005	% Change	**9 Months Ended Sept. 30, 2006**	9 Months Ended Sept. 30, 2005	% Change
Average throughput - conventional (mbbls/d)	**438.4**	435.2	0.8	**445.4**	433.4	2.8
Contracted capacity - oil sands (mbbls/d)	**389.0**	389.0	–	**389.0**	389.0	–
Total volumes	**827.4**	824.2	0.8	**834.4**	822.4	1.5
Capital expenditures	**21.8**	34.0	(35.9)	**102.2**	52.4	95.0
Revenue	**85.3**	73.1	16.7	**247.8**	212.9	16.4
Operating expenses	**29.2**	24.5	19.2	**86.5**	74.2	16.6
Net operating income[2]	**56.2**	48.6	15.5	**161.3**	138.7	16.3
General & administrative expense	**5.9**	3.7	58.9	**19.9**	12.8	55.7
Interest expense	**6.5**	5.8	12.1	**17.7**	18.6	(5.2)
Distributed cash[2]	**36.5**	29.1	25.3	**104.6**	83.8	24.8
$ Per Trust Unit	**$0.2950**	$0.2625	12.4	**$0.8650**	$0.7875	9.8

[1] This third quarter 2006 Interim Report to Unitholders reports unaudited results of the Fund for the three and nine months ended September 30, 2006.

[2] Refer to "Non-GAAP Measures" below.

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") is dated October 25, 2006 and is supplementary to, and should be read in conjunction with, the unaudited comparative interim financial statements and notes of Pembina Pipeline Income Fund ("Pembina" or the "Fund") as at and for the three and nine months ended September 30, 2006, along with the Fund's Management's Discussion and Analysis and audited financial statements and notes for the year ended December 31, 2005.

This MD&A has been reviewed and approved by both the Audit Committee of the Board of Directors and by the Board of Directors. All amounts are listed in Canadian dollars unless otherwise specified.

References to "mbbls/d", "bpd" and "$/bbl" mean thousands of barrels per day, barrels per day and dollars per barrel, respectively. See "Non-GAAP Measures" relating to footnoted non-GAAP measures reflected in this document. This MD&A contains certain forward-looking statements and information, see "Forward-Looking Information and Statements".

Fund Description

Pembina Pipeline Income Fund is among the predominant issuers in the Canadian energy infrastructure trust sector. Pembina's network of conventional liquids feeder pipelines, and growing presence in the oil sands and midstream sectors, provide an integral service to the western Canadian energy industry. This balanced portfolio of high quality, long-life energy infrastructure assets supports the stability and sustainability of the Fund.

Pembina Pipeline Income Fund, an unincorporated open-ended trust, pays monthly cash distributions to Unitholders. Pembina's publicly traded securities trade on the Toronto Stock Exchange under the symbols: PIF.UN - Trust Units; PIF.DB.A - 7.50% convertible debentures, and PIF.DB.B - 7.35% convertible debentures. Pembina's corporate head office is located in Calgary, Alberta.

Fund Strategy

Pembina's principal objective is to provide a stable stream of distributions to Unitholders that are sustainable over the long-term while pursuing opportunities for enhancement through accretive growth. Pembina believes the most prudent manner to achieve this objective is to maintain and to develop assets around our hydrocarbon-liquids services business within western Canada. Pembina plans to develop this business through the continuous improvement and ongoing expansion of its asset base and the acquisition of quality energy infrastructure assets. To Pembina, "quality" means assets that are imbued with inherent competitive advantages, which are under long-term

contract with credit-worthy customers, and either service or are in close proximity to long-life and economic hydrocarbon reserves. This strategy is intended to generate stable or increasing per-unit cash distributions to Pembina's Unitholders over the long-term.

Pembina's business is structured in three key segments: Conventional Pipelines, Oil Sands Infrastructure and Midstream.

The primary objective for Pembina's conventional pipeline assets is the maintenance of operating margin contribution while pursuing opportunities for throughput and revenue enhancement. Margins are maintained through the use of toll management, strict adherence to operating cost control and by asset rationalization. By offering cost-effective, competitively positioned and reliable transportation services to our customers, Pembina undertakes to attract new business to its conventional pipeline systems.

Pembina intends to leverage its uniquely positioned infrastructure and operating knowledge in the oil sands sector to pursue future opportunities in this key development area. Pembina's existing oil sands assets, and those currently under development, offer fully contracted and long-term returns which provide a secure stream of stable cash flow to the Fund. Further expansion of Pembina's business interests in this area is a priority.

The ongoing expansion of Pembina's midstream business is a strategic imperative. Pembina intends to initiate new terminalling, storage and hub services over segments of its conventional pipeline systems. Pembina anticipates that this integration strategy will produce significant benefits to both pipeline customers and Unitholders of the Fund, by expanding the range of services offered, extending the economic life of Pembina's conventional asset base and by providing substantial revenue enhancement potential.

Results from Operations

Conventional Pipelines

	3 Months Ended Sept. 30, 2006	3 Months Ended Sept. 30, 2005	% Change	**9 Months Ended Sept. 30, 2006**	9 Months Ended Sept. 30, 2005	% Change
Throughput (mbbls/d)	**438.4**	435.2	0.8	**445.4**	433.4	2.8
Revenue	**$ 53.9**	$ 51.4	4.9	**$ 165.0**	$ 152.4	8.3
Operating expenses	**21.5**	18.0	19.7	**66.8**	58.8	13.6
Net operating income [1]	**32.4**	33.5	(3.1)	**98.2**	93.6	5.0
Capital expenditures	**9.7**	17.0	(42.9)	**36.6**	34.3	6.4
Operating expenses ($/bbl)	**0.50**	0.42	19.0	**0.52**	0.47	10.6
Average revenue ($/bbl)	**1.25**	1.20	4.2	**1.29**	1.22	5.7

[1] Refer to "Non-GAAP Measures" below.

Pembina transported an average of 438,400 bpd on its conventional pipeline systems during the third quarter of 2006, a slight increase over the 435,200 bpd transported during the same period of 2005. On a year-to-date basis, average conventional throughputs of 445,400 bpd are up 3 percent compared to the first nine months of 2005. The Alberta pipeline systems transported an average of 415,100 bpd during the quarter, up 1 percent from the same period of the prior year, and an average of 423,000 bpd year-to-date, a 3 percent increase over the first nine months of 2005. British Columbia (BC) gathering volumes of 32,100 bpd during the third quarter of 2006 were up 3 percent over the same period of 2005, and were consistent with the prior year on a year-to-date basis. Western system volumes during the third quarter of 2006 were lower year-over-year, at 23,300 bpd compared to 25,500 bpd a year earlier, as maintenance outages temporarily disrupted operations on that system and diverted volumes to other Pembina systems.

As expected, normal seasonal factors which impacted conventional pipeline receipts during the second quarter persisted into the beginning of the third quarter of 2006. Several of the conventional systems, mainly Peace,

Pembina and Cremona, faced volume restrictions during July, as delivery constraints into the Edmonton market caused restrictions of NGL and condensate volumes on all pipelines delivering into the area. The resulting lower volumes were partially offset with the first full quarter of volumes from the Calven pipeline connection to the Peace system. The three new Nisku zone production batteries continued to experience operational issues, resulting in fluctuating volumes tendered to the Pembina system. Pembina anticipates that 2006 exit volumes from these battery connections should approximate Pembina's previous expectations, based on guidance provided by producers at these facilities.

The conventional systems generated $53.9 million in revenue during the third quarter of 2006, and $165.0 million year-to-date, up 5 percent and 8 percent, respectively, compared to the same periods of 2005. Revenue earned by the Alberta systems during the third quarter of 2006 was 5 percent higher than the same quarter of 2005, at $47.9 million and $45.7 million, respectively. Year-to-date revenue generated by the Alberta systems of $144.8 million was 8 percent higher than the first nine months of 2005. Average revenue per barrel on the Alberta systems of $1.26 during the third quarter and $1.25 year-to-date was up 5 cents per barrel compared to the averages for the same periods of 2005. Higher per barrel revenue on the Alberta systems was partially attributable to toll adjustments implemented on certain systems at the end of 2005 and during the first quarter of 2006.

Oil Sands Infrastructure

	3 Months Ended Sept. 30, 2006	3 Months Ended Sept. 30, 2005	% Change	**9 Months Ended Sept. 30, 2006**	9 Months Ended Sept. 30, 2005	% Change
Average throughput (mbbls/d) [1]	**288.5**	243.1	18.7	**248.3**	214.7	15.7
Revenue	**$ 16.1**	$ 15.0	7.6	**$44.5**	$ 40.3	10.7
Operating expenses	**6.6**	5.7	16.3	**16.5**	12.9	28.0
Net operating income [2]	**9.5**	9.3	2.3	**28.0**	27.4	2.5
Capital expenditures	**6.7**	3.3	103.0	**49.4**	4.3	1,048.8
Operating expenses ($/bbl)	**0.25**	0.25	–	**0.24**	0.22	9.1
Average revenue ($/bbl)	**0.61**	0.67	(8.9)	**0.66**	0.69	(4.3)

[1] Actual throughput. Contracted capacity was 389,000 bpd in all periods.
[2] Refer to "Non-GAAP Measures" below.

Pembina's Alberta Oil Sands Pipeline (AOSPL) system saw record throughputs during the third quarter of 2006 as the Syncrude UE-1 expansion resumed operation. Average throughput on this fully contracted system increased to 288,500 bpd during the third quarter of 2006, an increase of 19 percent year-over-year. AOSPL generated revenue of $16.1 million during the third quarter of 2006, 8 percent higher than the same quarter of the prior year. Year-to-date 2006 revenue of $44.5 million was 11 percent higher than the first nine months of the prior year, reflecting higher flow-through operating expenses in 2006 and incremental returns on rate base additions. AOSPL revenue is contracted to recover operating costs and earn a return on invested capital, therefore returns are not impacted by actual pipeline receipts.

Pembina recorded another active quarter in its oil sands infrastructure business unit, reaching substantial mechanical completion of the Cheecham Lateral Pipeline and continuing work on the Horizon Pipeline. Pembina anticipates that the Cheecham Lateral Pipeline will be available for service in November 2006. Its 136,000 bpd of synthetic crude oil capacity from Pembina's existing AOSPL system is fully contracted to its shippers. Preparations continued in advance of the commencement of construction of the Horizon Pipeline. Formal agreements are nearing execution and construction is expected to commence in November 2006. Pembina anticipates that the $50 million of pipe ordered during the first quarter of 2006 will be installed over the coming eighteen months and that the Horizon Pipeline will be on schedule to be placed in service mid-2008. The Horizon Pipeline, with carrying capacity of 250,000 bpd will provide fully-contracted, exclusive transportation from Canadian Natural Resources Limited's Horizon Oil Sands project, located 70 kilometers north of Fort McMurray to Edmonton, Alberta. See "New Developments and Outlook".

Midstream Business

	3 Months Ended Sept. 30, 2006	3 Months Ended Sept. 30, 2005	% Change	9 Months Ended Sept. 30, 2006	9 Months Ended Sept. 30, 2005	% Change
Revenue [1]	**$ 15.3**	$ 6.7	128.4	**$ 38.2**	$ 20.3	88.6
Operating expenses	**1.1**	0.8	26.9	**3.2**	2.5	25.0
Net operating income [2]	**14.2**	5.9	142.9	**35.0**	17.8	97.7
Capital expenditures	**5.4**	13.7	(60.6)	**16.2**	13.8	16.7

[1] Net of $0.9 million in product purchase expense for the third quarter 2006 and $3.5 million for 9 months ended September 30, 2006.
[2] Refer to "Non-GAAP Measures" below.

Pembina's midstream business unit consists of its 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility together with its wholly-owned terminalling, storage and hub services.

Pembina's 50 percent interest in the Fort Saskatchewan Ethylene Storage Facility generates fixed contracted returns over the term of the agreement that extends through June 2023. Along with stable, long-term cash flow, this asset provides diversification of Pembina's business into the petrochemical sector without corresponding commodity price exposure.

Pembina continued to develop its terminalling, storage and hub services during the third quarter of 2006, resulting in another material quarter-over-quarter increase in revenue and net operating income contribution generated by the midstream unit. Net operating income for the quarter rose 143 percent from $5.9 million in 2005 to $14.2 million in 2006, and rose 97 percent on a year-to-date basis from $17.8 million generated through the first nine months of 2005 to $35.0 million for the same period of 2006. The large increases are attributable to higher than expected returns on the Swan Hills joint venture (JV), combined with the start-up of midstream services on the Pembina (Drayton) system. Pembina anticipates returns on the Pembina (Drayton) system midstream business to escalate to full potential over the coming year. Several smaller projects are currently in various stages of development and Pembina expects these undertakings to further boost the operating income contribution of the midstream business unit in future periods.

Expenses

Total operating expenses of $29.2 million during the third quarter of 2006 and $86.5 million for the first nine months of the year were up from operating expenses incurred during the same periods of the prior year of $24.5 million and $74.2 million, respectively. Operating costs on the conventional pipeline systems totaled $21.5 million during the third quarter and $66.8 million through the first nine months of 2006, up from $18.0 million and $58.8 million incurred during the same periods of 2005. On a per barrel of throughput basis, operating expenses on the conventional systems averaged 50 cents for the third quarter of 2006, which was higher than the third quarter of 2005 level of 42 cents, however down from the previous two quarters of this year. For the first nine months of 2006, per unit operating expenses on the conventional systems of 52 cents compared to 47 cents during the same period of the prior year. Higher operating expenses were partly due to increased maintenance spending and the unhedged portion of Pembina's power requirements.

General and administrative expenses (G&A) totaled $5.9 million during the third quarter of 2006 and $19.9 million year-to-date, compared to $3.7 million and $12.8 million for the same periods of 2005. Higher year-over-year costs are related to increased staffing levels related to growth in Pembina's business operations and to a highly competitive local employment market. Pembina intends to increase its staff complement by more than 12 percent by the end of the year, to facilitate growth initiatives underway in all areas of its business. Market-based salary increases together with higher short-term initiatives and the introduction of a company-wide long-term incentive program in 2006 reflect Pembina's response to competitive pressures. Pembina expects G&A expenditures to approximate 12 percent of net operating income in 2006 compared to 9 percent in 2005.

Cash Distributions

The Fund pays cash distributions on a monthly basis to Unitholders of record on the last calendar day of each month. Distributions are payable on the 15th day of the month following the record date. In late 2005, Pembina announced a 9 percent increase in its distribution objective, to an annual rate of $1.14 per Trust Unit commencing in January 2006. On July 26, 2006, Pembina announced a further 5.3 percent increase to 10 cents per Trust Unit per month, or $1.20 per Trust Unit on an annualized basis, effective for the August 2006 distribution.

The Fund declared distributions of $0.2950 per Trust Unit, or $36.5 million in aggregate during the third quarter of 2006, compared to $0.2625 per Trust Unit, or $29.1 million in aggregate, paid in the third quarter of 2005. Under Canadian tax laws, a component of the Fund's cash distributions are taxable in the hands of the Unitholder, with the remaining portion a return of capital, unless held in a tax-deferred account. Pembina estimates that 75 percent of the distributions declared in 2006 will be taxable and 25 percent will be a return of capital for Canadian tax purposes. For purposes of calculating the capital gains upon disposition of the Trust Units, the amount considered a return of capital will reduce the Unitholders' adjusted cost base of each Trust Unit for Canadian tax purposes. Pembina's distributions are subject to current domestic tax laws which require a withholding tax from distribution income to non-residents of Canada.

Distributable Cash

	3 Months Ended Sept. 30, 2006	3 Months Ended Sept. 30, 2005	**9 Months Ended Sept. 30, 2006**	9 Months Ended Sept. 30, 2005
Cash flow from operations	**$ 32,430**	$ 34,259	**$ 102,749**	$ 94,843
Add (deduct):				
Maintenance capital expenditures	**(1,109)**	(1,581)	**(2,465)**	(2,665)
Employee future benefits expense	**(1,071)**	(672)	**(4,312)**	(2,562)
Employee future benefits contributions	**5,650**	3,333	**9,000**	5,667
Changes in non-cash working capital	**5,133**	(2,804)	**3,559**	(7,007)
Other	**(91)**	(95)	**(272)**	(272)
Distributable cash[1]	**40,942**	32,440	**108,259**	88,004
Increase in distribution reserve	**(4,481)**	(3,341)	**(3,661)**	(4,189)
Distributed cash[1]	**$ 36,461**	$ 29,099	**$ 104,598**	$ 83,815
Distributed cash per Trust Unit[1]	**$ 0.2950**	$ 0.2625	**$ 0.8650**	$ 0.7875
Diluted distributed cash per Trust Unit[1]	**$ 0.2918**	$ 0.2599	**$ 0.8416**	$ 0.7752

[1] Refer to "Non-GAAP Measures" below.

Pembina maintains a notional distribution reserve in order to ensure stability over economic and industry cycles and to absorb the impact of material one-time events, therefore not all available cash is distributed to Unitholders but instead is used to reduce bank indebtedness. During the third quarter of 2006, Pembina's business operations and interests generated a $4.5 million increase in the notional distribution reserve, resulting in a notional balance of $18.8 million. On June 30, 2006, $6 million of the reserve was utilized to facilitate the share purchase of Pembina Management Inc. (see Note 4 to the Financial Statements). The payout ratio was 89 percent for the three months ended September 30, 2006. This compares to a payout ratio of 90 percent for the same quarter of the prior year. Pembina estimates that the full year payout ratio will approximate 90 percent, as compared to 92 percent in 2005. Pembina calculates the payout ratio as the percentage of distributed cash, prior to distribution reserve adjustments, that is distributed to Unitholders. See "Non-GAAP Measures".

Liquidity and Capital Resources

Pembina's bank facilities include an unsecured $230 million revolving credit facility and a $30 million operating line of credit. At September 30, 2006, all of the bank facilities were undrawn. On July 24, 2006, the revolving credit facility and operating line of credit were renewed for a period of five years. There are no repayments due over the term. On September 29, 2006, Pembina closed a private placement of $200 million of Senior Unsecured Notes. The notes will mature September 30, 2021 and have a fixed interest rate of 5.58 percent. The proceeds were used to repay $165 million of drawn bank facilities and the excess was placed in short term deposit. Other debt includes $94 million in Senior Secured Notes due 2017, $175 million in Senior Unsecured Notes due 2014, $75 million of Floating Rate Senior Unsecured Notes due 2009 and $199 million in Senior Unsecured Notes due 2021 (see Note 5 to the Financial Statements). At September 30, 2006, Pembina had long-term debt of $543 million, compared to $464 million at December 31, 2005. This long-term debt, together with $121 million market value of outstanding convertible debentures, resulted in a ratio of debt to total enterprise value of 23 percent. This compares to a ratio of 27 percent at the end of 2005.

Net debt financing costs of $6.5 million were recorded during the third quarter of 2006, and $17.7 million for the first nine months of 2006, compared with $5.8 million and $18.6 million during the same periods of 2005. Interest rate exposure on Pembina's floating rate debt is managed utilizing interest rate swap instruments. At September 30, 2006, Pembina had an interest rate swap in place on a principal amount of $60 million at a rate of 5.2 percent, maturing in June 2008. The mark-to-market value of the swap represented an unrealized loss of $0.2 million at September 30, 2006. As at the end of the third quarter of 2006, Pembina has fixed interest on approximately 97 percent of its long-term debt in order to minimize exposure to rising interest rates.

Pembina considers the maintenance of investment grade credit agency ratings as critical to its ongoing ability to access capital markets on attractive terms. The rating systems employed by the agencies referenced below recognize the stable profile of Pembina's assets and financial results and the sustainability of the per Trust Unit distributions of the Fund. The Dominion Bond Rating Service Ltd. (DBRS) stability rating system measures the volatility and sustainability of distributions per Trust Unit. DBRS has assigned Pembina Pipeline Income Fund a STA-2 (low) stability rating. DBRS's stability rating scale is from STA-1 to STA-7, with STA-1 representing the highest rating possible, and STA-7 the lowest. Pembina Pipeline Corporation, the Fund's primary operating subsidiary, is also rated by DBRS, which has assigned a senior secured debt rating of 'BBB High' and a 'BBB' senior unsecured debt rating. Standard & Poor's (S&P) rates Pembina Pipeline Corporation as follows: 'BBB' long-term corporate credit with a stable outlook, 'BBB plus' senior secured debt and 'BBB' senior unsecured debt. According to S&P's rating system, debt instruments rated BBB have adequate protection parameters.

Contractual Obligations

The Fund is committed to annual payments as follows:

($ thousands)	Payments Due By Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**4 - 5 years**	**After 5 years**
Office and vehicle leases	$ 12,241	$ 2,728	$ 4,011	$ 2,873	$ 2,629
Long-term debt	543,108	5,866	95,377	16,265	425,600
Convertible debentures	82,416	16,796		65,620	
Total contractual obligations	$ 637,765	$ 25,390	$ 99,388	$ 84,758	$ 428,229

On July 24, 2006, Pembina renewed its revolving bank facilities for a five year-term to July 24, 2011. These facilities were previously renewed annually, therefore drawn amounts under the facilities previously payable in 1-3 years are now repayable in 4-5 years, should the credit facilities not be renewed (see Note 5 to the Financial Statements).

Capital Expenditures ($ millions)	**3 Months Ended Sept. 30, 2006**	3 Months Ended Sept. 30, 2005	**9 Months Ended Sept. 30, 2006**	9 Months Ended Sept. 30, 2005
Development capital				
Conventional Pipelines	**$ 8.8**	$ 15.9	**$ 34.6**	$ 32.2
Oil Sands	**6.6**	3.3	**49.3**	4.3
Midstream	**5.3**	13.2	**15.9**	13.2
Total development capital	**$ 20.7**	$ 32.4	**$ 99.8**	$ 49.7
Maintenance capital				
Conventional Pipelines	**$ 0.9**	$ 1.1	**$ 2.0**	$ 2.1
Oil Sands	**0.1**		**0.1**	
Midstream	**0.1**	0.5	**0.3**	0.6
Total maintenance capital	**$ 1.1**	$ 1.6	**$ 2.4**	$ 2.7
Total capital expenditures	**$ 21.8**	$ 34.0	**$ 102.2**	$ 52.4

During the third quarter of 2006, Pembina expended $21.8 million on capital projects, down significantly from the prior year when $34.0 million was spent during the same quarter. Year-to-date 2006 capital spending of $102.2 million compares to $52.4 million in capital expended during the first nine months of 2005. Development capital dominated this spending, with just $1.1 million of the total for the quarter and $2.4 million year-to-date directed to maintenance capital. Maintenance costs are typically expensed for accounting purposes and represent roughly 35 percent of operating expenses.

Development capital spending totaled $20.7 million for the third quarter of 2006 and $99.8 million year-to-date. Development spending on the conventional pipeline systems comprised $8.8 million and $34.6 million of total expenditures respectively. Capital outlays in the conventional pipeline segment during the first nine months of the year included completion costs on the Peace and Northern systems pipeline interconnection and major facility upgrades and new connections. Oil sands spending totaled $6.6 million in the third quarter and $49.3 million for the first nine months of 2006, up significantly from the prior year. Of the oil sands related capital expended during the first nine months of 2006, $36.7 million related to the Cheecham Lateral Pipeline, $11.2 million was spent on the Horizon Pipeline and $1.4 million was invested in upgrades on the AOSPL system. Spending in the midstream segment of $5.3 million during the quarter and $15.9 million for the first nine months of 2006 related mainly to line-fill acquisition costs in relation to single shipper operations on the Swan Hills and Pembina (Drayton) pipeline systems, which represents $11.9 million of total year-to-date spending. A further $4.0 million was spent on the proposed condensate pipeline project during the first nine months of the year.

Development capital is financed utilizing existing credit facilities and Pembina's distribution reinvestment plan, whereas maintenance capital is financed from Pembina's operating cash flow. Pembina expects to finance planned capital expenditures utilizing existing credit facilities and proceeds from the Fund's distribution reinvestment plan.

Trust Unit and Convertible Debenture Information

The Fund's Premium Distribution, Distribution Reinvestment and Optional Cash Purchase Plan (DRIP) raised $21.4 million during the third quarter of 2006 through the issuance of 1,370,185 Trust Units, compared with $9.4 million in the third quarter of 2005 through the issuance of 669,463 Trust Units. DRIP proceeds totaled $55.2 million through the issuance of 3,488,712 Trust Units for the first nine months of 2006, up from the same period of the prior year when $21.9 million was raised under the plan through the issuance of 1,633,097 Trust Units. The plan continues to

attract significant Unitholder interest, and Pembina's targeted plan proceeds for 2006 have been increased to $80 million, in line with Pembina's expanded capital program. DRIP plan proceeds are directed towards debt repayment and funding development capital expenditures.

The Fund's Trust Units, together with both of the two remaining series of convertible debentures, are traded on the Toronto Stock Exchange.

	Oct. 20, 2006	Sept. 30, 2006	Sept. 30, 2005
Trust Units Outstanding	**124,748,693**	124,261,992	111,938,133
Average Daily Volume (Units per day)	**199,017**[1]	190,000	302,500
Unit Trading Price ($/Unit)[3]	**$ 17.81**	$ 17.35	$ 15.40
Principal Amount of Debentures Outstanding ($millions)	**$ 85.7**[2]	$ 85.9	$ 178.6
8.25% Convertible Debentures Trading Price[3]	**$ nil**	$ nil	$ 171.00
7.50% Convertible Debentures Trading Price[3]	**$ 168.00**	$ 163.84	$ 146.50
7.35% Convertible Debentures Trading Price[3]	**$ 140.00**	$ 134.47	$ 123.31
Total Market Value of Securities Outstanding ($millions)[3]	**$ 2,346.6**	$ 2,276.5	$ 1,955.0
Pembina's convertible debentures are convertible to Trust Units at conversion prices of ($/Unit):			
7.50% Convertible Debentures maturing June 30, 2007		$ 10.50	
7.35% Convertible Debentures maturing December 31, 2010		$ 12.50	

[1] Based on the 14 trading days from October 2 to October 20, 2006, inclusive.

[2] Full conversion to Trust Units of the remaining principal amount of the two remaining debenture issues as at October 20, 2006 would result in the issuance of 7.1 million Trust Units.

[3] Based on closing trading values as at October 20, 2006, September 30, 2006 and September 30, 2005.

As at September 30, 2006, non-resident holdings in the Fund are estimated to be approximately 32 percent. This level is within the 49 percent restriction on non-resident ownership in the Fund imposed by Pembina's Declaration of Trust and is consistent with guidelines under the Income Tax Act (Canada).

Critical Accounting Estimates and Changes in Accounting Principles and Practices

There were no changes in Pembina's critical accounting estimates or principles and practices that affected the disclosure of or the accounting for its operations for the quarter ended September 30, 2006. Such critical accounting estimates are presented in Management's Discussion and Analysis for the year ended December 31, 2005.

New Developments and Outlook

Lower crude oil and natural gas prices over the past quarter have resulted in some slowing of the frenetic pace of oil and natural gas industry activity in western Canada. Industry development in many of Pembina's traditional service areas remains robust and Pembina projects that the upward trend in throughputs on its conventional pipeline systems experienced through the first three quarters of 2006 will continue through the remainder of the year, as new developments on these systems build toward potential.

Pembina's conventional pipeline systems have continued to show strong operating results through the first nine months of 2006, despite several delays in receipt of new volumes resulting from start-up and other issues impacting customers' operations and production. Pembina anticipates that operational issues for Nisku formation producers in south-central Alberta will be resolved and production rates are expected by producers to achieve original expectations by year end. Pembina expects that this will result in a material increase in projected exit volumes on the Pembina (Drayton) system for 2006. Pembina continues to work with customers in attracting new NGL volumes. A recently announced Alberta government initiative designed to support increased ethane extraction in the province is a

positive development. Pembina has 25,000 bpd of NGL carrying capacity on the southern leg of the Peace system available to transport increasing volumes of ethane. Several additional development projects on the conventional systems are currently underway and are projected by Pembina to commence operations by the end of the year.

The expansion of Pembina's oil sands infrastructure unit is progressing as planned. The Cheecham Lateral Pipeline is now substantially mechanically complete and is expected to be in service in November 2006. Pembina and Canadian Natural Resources Limited are nearing execution of a binding agreement regarding the Horizon Pipeline and Pembina anticipates that the $50 million of pipe ordered for this project during the first quarter of 2006 will be installed over the coming eighteen months. The Horizon Pipeline is scheduled to be placed in service mid-2008. Pembina has worked in close association with customers in the development of these projects to manage cost pressures and, through proactive contracting and procurement practices, has created a high degree of certainty surrounding costs and execution on these projects.

Pembina continues to expand its midstream business with the implementation of new services across segments of its conventional pipeline systems. Midstream services are now fully operational on the Swan Hills and Cremona systems. Including the initiation of midstream services on the Pembina (Drayton) system during the third quarter of 2006, this business unit is continuing to produce results in excess of Pembina's initial expectations. Several additional projects are currently under development, including the roll-out of full services on the Pembina (Drayton) system. Pembina anticipates that this unit will provide significant operating income contribution in the coming quarters, enabled by Pembina's ability to utilize its existing infrastructure and market position to create new revenue streams with minimal capital outlay. Pembina expects that the layering of new midstream services over its traditional pipeline operations will enhance the returns on and extend the economic life of Pembina's conventional asset base.

The proposed Kitimat, British Columbia to Summit Lake, British Columbia condensate pipeline project progressed during the third quarter, with shippers signing the non-binding pipeline transportation agreement term sheet. The proposed project involves the acquisition of a marine terminal in Kitimat and the construction and operation of approximately 465 kilometres of pipeline and related facilities capable of transporting 100,000 bpd of imported condensate from Kitimat for delivery to Pembina's Western system. Once on the Western system, the condensate can access Pembina's network of provincial and inter-provincial pipelines. Pembina believes that this project could represent an attractive transportation solution for shippers seeking to satisfy demand for diluent required in the transportation of heavy oil sands production. Substantial efforts directed toward the public consultation process continued during the third quarter, with protocol agreements executed by a number of First Nations, allowing Pembina to commence with field work. Engineering, consultation and environmental teams are now fully staffed and all substantive commercial and operational terms in place. Pembina has established a skilled team of professionals who, in the coming months, will advance the project on all fronts, with a view to obtaining firm capacity commitments by early 2007. Should the project receive the necessary approvals, Pembina anticipates that this new pipeline transportation service could be operational by late 2009.

Pembina continues to explore opportunities related to miscible carbon dioxide (CO_2) flooding, a method of enhanced oil recovery. Several producer CO_2 pilot projects are currently underway in western Canada and certain producers have announced the intent to expand these pilots to commercial operations. This longer-term prospect has potential to significantly increase production in several of the key crude oil producing fields delivering into Pembina's Alberta conventional pipelines. These fields, most particularly in Pembina's Swan Hills, Redwater and Pembina (Drayton) service areas, have been identified by industry as likely amenable to the application of this technology. In addition to the potential for incremental volumes on our existing pipelines, Pembina may also have the opportunity to participate in the construction of new CO_2 pipelines utilizing its existing network of right of ways and its pipelining expertise.

Pembina continues to build on its established reputation for stable operations and record of consistent and growing distributions to Unitholders. Two consecutive announcements of distribution rate increases were made earlier in 2006; a 9 percent increase in the distribution rate in January 2006, lifting the long-standing monthly rate from 8.75 cents per unit ($1.05 on an annualized basis) to 9.5 cents per unit ($1.14 on an annualized basis), followed by another increase to 10 cents per unit per month ($1.20 on an annualized basis), effective in August 2006.

For some time, Pembina has projected that growth in its underlying business interests, and the strong performance of its premium energy infrastructure asset base, would generate cash flow sufficient to support a sustainable increase in distributions to Unitholders. Those increases are now materializing. In light of the numerous opportunities that are currently under development across all of Pembina's operating segments, the potential exists for consideration of further distribution rate adjustment. Since our initial public offering in October 1997, Pembina has distributed a total of $9.12 per Trust Unit, on a $10 per unit original issue price. We have met our distribution objective in each year of our public history, and current industry conditions lend confidence in our continuing ability to meet our objectives.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of the Fund. Such risk factors are presented in Management's Discussion and Analysis for the year ended December 31, 2005, and in the Fund's Annual Information Form for the year ended December 31, 2005. See "Additional Information" below.

Selected Quarterly Information

(unaudited)	2006			2005				2004
($ thousands, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	85,326	80,924	81,506	77,644	73,100	70,120	69,658	71,840
Operating expenses	29,171	27,733	29,572	28,520	24,480	24,763	24,973	25,279
EBITDA [1]	50,261	39,554	44,732	45,027	44,558	40,207	39,738	42,490
Net earnings	24,563	16,940	20,150	21,705	19,778	14,373	14,553	15,374
Net earnings per Trust Unit ($/Unit):								
Basic and diluted	0.20	0.14	0.17	0.19	0.18	0.14	0.14	0.15
Distributed cash [1]	36,461	34,567	33,570	29,667	29,099	27,474	27,242	26,939
Distributed cash per Trust Unit ($/Unit):[1]								
Basic	0.2950	0.2850	0.2850	0.2625	0.2625	0.2625	0.2625	0.2625
Diluted	0.2918	0.2814	0.2786	0.2526	0.2599	0.2556	0.2548	0.2547
Trust Units outstanding (thousands):								
Weighted average (basic)	123,576	121,289	117,784	113,019	110,845	104,669	103,776	102,622
Weighted average (diluted)	130,772	129,539	129,692	128,254	128,632	126,104	125,679	125,384
End of period	124,262	122,030	119,816	113,897	111,938	104,949	104,127	102,933

[1] Refer to "Non-GAAP Measures" below.

Pembina's stable operations typically produce limited variability in quarterly results. However, continued growth in Pembina's underlying asset base has generally resulted in increased revenues, expenses and cash flows over the last eight quarters. Variations in this trend result from one-time events and expected seasonal factors which impact pipeline receipts and operating expenses, occurring most frequently during the second quarter of each year. Such events and factors include, but are not limited to, regularly scheduled facilities maintenance, road bans and weather-related impact on receipts and spending patterns.

Additional Information

Additional information relating to Pembina Pipeline Income Fund, including the Fund's Annual Information Form and financial statements, can be found on the Fund's profile on the SEDAR website at www.sedar.com.

Non-GAAP Measures

Throughout this MD&A the Fund and Pembina use the terms "distributable cash" and "distributed cash" to refer to the amount of cash that has been or is to be available for distribution to the Fund's Unitholders. "Distributed or distributable cash" are not measures recognized by Canadian generally accepted accounting principles (GAAP). Therefore, distributed or distributable cash of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that distributed or distributable cash should not be construed as an alternative to net earnings, cash from operating activities or other measures of financial performance calculated in accordance with GAAP as an indicator of the Fund's performance.

Further, the use of terms "EBITDA" (earnings before interest, taxes, depreciation and amortization), "net operating income", "payout ratio" and "enterprise value" are not recognized under Canadian GAAP. Management believes that in addition to earnings, EBITDA, net operating income, payout ratio and enterprise value are useful measures. They provide an indication of the results generated by the Fund's business activities prior to consideration of how activities were financed, how the results are taxed and measured and, in the case of enterprise value, the aggregate value of the Fund. Investors should be cautioned, however, that EBITDA, net operating income, payout ratio and enterprise value should not be construed as an alternative to net earnings, cash flows from operating activities or other measures of financial performance determined in accordance with GAAP as an indicator of the Fund's performance. Furthermore, these measures may not be comparable to similar measures presented by other issuers.

Forward-Looking Information and Statements

The information contained in this Management's Discussion and Analysis contains certain forward-looking statements and information that are based on the Fund's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements and information can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates", "targets", "believes", "estimates", "continue", "designed", "objective", "maintain", "schedule" and similar expressions. In particular, this Management's Discussion and Analysis contains forward-looking statements with respect to: future stability and sustainability of cash distributions to Unitholders; ongoing expansions of and additions to our asset base; future growth and growth potential in Pembina's conventional pipelines, oil sands infrastructure and midstream operations; potential revenue enhancement; continued high levels of oil and gas activity and increased oil and gas production in proximity to our pipelines and other assets; additional throughput potential on additional connections; expected project start-up and construction dates; completion of formal documentation on the Horizon Project; future distributions, payout ratios and taxation of distributions; the completion of future debt and equity financings; future capital expenditure requirements; the future development of the condensate project and CO_2 flooding. These statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including but not limited to, the impact of competitive entities and pricing, reliance on key alliances and agreements, the strength and operations of the oil and natural gas production industry and related commodity prices, regulatory environment, tax laws and treatment, fluctuations in operating results, the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments, construction delays and labour and material shortages, and certain other risks detailed from time to time in the Fund's public disclosure documents. The Fund believes the expectations reflected in these forward-looking statements and information are reasonable as of the date hereof but no assurance can be given that these expectations will prove to be correct. Undue reliance should not be placed on these forward-looking statements and information as both known and unknown risks and uncertainties, including those business risks stated above, may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Such forward-looking statements and information are expressly qualified by the above statements. The Fund does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

consolidated balance sheets

(In thousands of dollars)

	Sept. 30 2006 (Unaudited)	Dec. 31 2005 (Audited)
Assets		
Current assets:		
Cash	**$ 26,707**	$
Accounts receivable	**40,129**	31,012
	66,836	31,012
Property, plant and equipment	**1,211,667**	1,161,691
Goodwill and other	**372,664**	366,416
	$ 1,651,167	$ 1,559,119
Liabilities and Unitholders' Equity		
Current liabilities:		
Bank indebtedness	**$**	$ 7,311
Accounts payable and accrued liabilities	**27,359**	18,489
Distributions payable to Unitholders	**12,426**	9,966
Current portion of long-term debt	**5,865**	7,968
Current portion of convertible debentures	**16,796**	8,000
	62,446	51,734
Long-term debt (note 5)	**537,243**	456,094
Convertible debentures	**65,620**	150,040
Asset retirement obligations	**29,541**	19,716
Future income taxes	**122,015**	137,923
	816,865	815,507
Unitholders' equity:		
Trust Units (note 3)	**1,207,172**	1,073,537
Deficit	**(372,870)**	(329,925)
	834,302	743,612
	$ 1,651,167	$ 1,559,119

See accompanying notes to the consolidated financial statements

consolidated statements of earnings
(Unaudited)

(In thousands of dollars, except per Trust Unit amounts)

	3 Months Ended Sept. 30, 2006	3 Months Ended Sept. 30, 2005	**9 Months Ended Sept. 30, 2006**	9 Months Ended Sept. 30, 2005
Revenues:				
Conventional pipelines	**$ 53,926**	$ 51,431	**$ 165,020**	$ 152,378
Oil Sands	**16,118**	14,980	**44,529**	40,244
Midstream, net of product purchases of $911 and $3,486 for 3 and 9 months ended September 30, 2006	**15,282**	6,689	**38,207**	20,256
	85,326	73,100	**247,756**	212,878
Expenses:				
Operations	**29,171**	24,480	**86,476**	74,216
General and administrative	**5,892**	3,708	**19,876**	12,764
Management fee		287	**1,027**	821
Depreciation and amortization	**20,428**	21,350	**63,932**	63,251
Accretion on asset retirement obligations	**349**	237	**1,047**	746
Internalization of management contract (note 4)			**6,000**	
Other	**2**	67	**(171)**	574
	55,842	50,129	**178,187**	152,372
Earnings before interest and taxes	**29,484**	22,971	**69,569**	60,506
Interest on long-term debt	**6,510**	5,784	**17,684**	18,647
Interest on convertible debentures	**1,700**	4,331	**6,140**	13,869
Earnings before taxes	**21,274**	12,856	**45,745**	27,990
Capital and income taxes		422		1,318
Future income tax reduction	**(3,289)**	(7,344)	**(15,908)**	(22,032)
Net earnings	**24,563**	19,778	**61,653**	48,704
Deficit, *beginning* of period	**(360,972)**	(312,642)	**(329,925)**	(286,852)
Distributed cash	**(36,461)**	(29,099)	**(104,598)**	(83,815)
Deficit, end of period	**$ (372,870)**	$ (321,963)	**$ (372,870)**	$ (321,963)
Earnings per Trust Unit				
Basic and diluted	**$ 0.20**	$ 0.18	**$ 0.51**	$ 0.46

See accompanying notes to the consolidated financial statements

consolidated statement of cash flows

(Unaudited)

(In thousands of dollars)

	3 Months Ended Sept. 30, 2006	3 Months Ended Sept. 30, 2005	**9 Months Ended Sept. 30, 2006**	9 Months Ended Sept. 30, 2005
Cash provided by (used in):				
Operating activities:				
Net earnings	**$ 24,563**	$ 19,778	**$ 61,653**	$ 48,704
Items not involving cash:				
Depreciation and amortization	**20,428**	21,350	**63,932**	63,251
Accretion on asset retirement obligations	**349**	237	**1,047**	746
Future income tax reduction	**(3,289)**	(7,344)	**(15,908)**	(22,032)
Employee future benefits expense	**1,071**	672	**4,312**	2,562
Other	**91**	95	**272**	272
Employee future benefits contributions	**(5,650)**	(3,333)	**(9,000)**	(5,667)
Changes in non-cash working capital	**(5,133)**	2,804	**(3,559)**	7,007
Cash flow from operations	**32,430**	34,259	**102,749**	94,843
Financing activities:				
Bank borrowings	**5,679**	19,245	**49,174**	11,539
Issue of senior unsecured notes, net of issue costs	**198,807**		**195,073**	
Repayment of long-term debt	**(165,000)**		**(165,000)**	
Repayment of senior secured notes	**(1,401)**	(437)	**(4,128)**	(437)
Issue of Trust Units on exercise of options	**320**	2,067	**2,845**	5,135
Issue of Trust Units	**21,389**	9,375	**55,167**	21,875
Distributions to Unitholders - current year	**(35,627)**	(28,489)	**(92,171)**	(74,021)
Distributions to Unitholders - prior year			**(9,966)**	(9,007)
	24,167	1,761	**30,994**	(44,916)
Investing activities:				
Capital expenditures	**(21,768)**	(34,017)	**(102,192)**	(52,427)
Changes in non-cash working capital	**(3,741)**	2,230	**2,467**	2,917
	(25,509)	(31,787)	**(99,725)**	(49,510)
Change in cash	**31,088**	4,233	**34,018**	417
Bank indebtedness, beginning of period	**(4,381)**	(6,787)	**(7,311)**	(2,971)
Cash (bank indebtedness), end of period	**$ 26,707**	$ (2,554)	**$ 26,707**	$ (2,554)
Other cash disclosures:				
Interest on long-term debt paid	**$ (4,574)**	$ (4,505)	**$(18,157)**	$(16,384)
Interest on convertible debentures paid	**$**	$ (377)	**$ (3,786)**	$ (9,838)
Taxes paid	**$**	$ (93)	**$ (419)**	$ (914)

See accompanying notes to the consolidated financial statements

Notes to the consolidated financial statements:
(Tabular amounts in thousands of dollars, except per Trust Unit amounts)

1. Significant accounting policies:

The interim consolidated financial statements of Pembina Pipeline Income Fund ("the Fund") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The disclosure provided below is incremental to that included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Fund's consolidated financial statements and the notes thereto for the year ended December 31, 2005.

2. Business segments:

The Fund conducts its operations through three operating segments: Conventional Pipelines, Oil Sands Infrastructure and Midstream Business.

Conventional Pipelines consists of the tariff based operations of pipelines and related facilities to deliver crude oil, condensates and natural gas liquids in Alberta and British Columbia.

Oil Sands Infrastructure consists of the Alberta Oil Sands Pipeline ("AOSPL") system, the partially completed Cheecham Lateral and the Horizon Pipeline. As at September 30, 2006, only the AOSPL system was operational.

Midstream Business consists of the Fund's direct and indirect interest in the Fort Saskatchewan Ethylene Storage Partnership (the "Partnership") and terminalling, storage and hub service assets.

The financial results of the business segments are as follows:

	Conventional Pipelines	Oil Sands Infrastructure	Midstream Business	Total
Three months ended September 30, 2006				
Revenues:				
Pipeline transportation	$ 53,926	$ 16,118	$	$ 70,044
Terminalling, storage and hub services[1]			15,282	15,282
Revenue before expenses	53,926	16,118	15,282	85,326
Expenses:				
Operations	21,500	6,614	1,057	29,171
General and administrative	5,257	313	322	5,892
Depreciation and amortization	15,661	2,524	2,243	20,428
Accretion on asset retirement obligations	332	17		349
Other	2			2
	42,752	9,468	3,622	55,842
Earnings before interest and taxes	$ 11,174	$ 6,650	$ 11,660	$ 29,484
Property, plant and equipment	$ 747,109	$ 340,530	$ 124,028	$ 1,211,667
Goodwill and other	$ 216,468	$ 28,300	$ 127,896	$ 372,664

(1) Net of product purchases of $911.

	Conventional Pipelines	Oil Sands Infrastructure	Midstream Business	Total
Nine months ended September 30, 2006				
Revenues:				
Pipeline transportation	$ 165,020	$ 44,529	$	$ 209,549
Terminalling, storage and hub services[1]			38,207	38,207
Revenue before expenses	165,020	44,529	38,207	247,756
Expenses:				
Operations	66,793	16,505	3,178	86,476
General and administrative	17,752	941	1,183	19,876
Management fee	1,027			1,027
Depreciation and amortization	49,680	7,543	6,709	63,932
Accretion on asset retirement obligations	996	51		1,047
Internalization of management contract	6,000			6,000
Other	(171)			(171)
	142,077	25,040	11,070	178,187
Earnings before interest and taxes	$ 22,943	$ 19,489	$ 27,137	$ 69,569
Property, plant and equipment	$ 747,109	$ 340,530	$ 124,028	$ 1,211,667
Goodwill and other	$ 216,468	$ 28,300	$ 127,896	$ 372,664

[1]Net of product purchases of $3,486.

	Conventional Pipelines	Oil Sands Infrastructure	Midstream Business	Total
Three months ended September 30, 2005				
Revenues:				
Pipeline transportation	$ 51,431	$ 14,980	$	$ 66,411
Terminalling, storage and hub services			6,689	6,689
Revenue before expenses	51,431	14,980	6,689	73,100
Expenses:				
Operations	17,961	5,686	833	24,480
General and administrative	3,403	305		3,708
Management fee	287			287
Depreciation and amortization	16,665	2,390	2,295	21,350
Accretion on asset retirement obligations	224	13		237
Other	67			67
	38,607	8,394	3,128	50,129
Earnings before interest and taxes	$ 12,824	$ 6,586	$ 3,561	$ 22,971
Property, plant and equipment	$ 757,972	$ 296,730	$ 101,011	$ 1,155,713
Goodwill and other	$ 198,804	$ 28,300	$ 131,542	$ 358,646

	Conventional Pipelines	Oil Sands Infrastructure	Midstream Business	Total
Nine months ended September 30, 2005				
Revenues:				
Pipeline transportation	$ 152,378	$ 40,244	$	$ 192,622
Terminalling, storage and hub services			20,256	20,256
Revenue before expenses	152,378	40,244	20,256	212,878
Expenses:				
Operations	58,782	12,893	2,541	74,216
General and administrative	11,849	915		12,764
Management fee	821			821
Depreciation and amortization	48,920	7,448	6,883	63,251
Accretion on asset retirement obligations	704	42		746
Other	574			574
	121,650	21,298	9,424	152,372
Earnings before interest and taxes	$ 30,728	$ 18,946	$ 10,832	$ 60,506
Property, plant and equipment	$ 757,972	$ 296,730	$ 101,011	$ 1,155,713
Goodwill and other	$ 198,804	$ 28,300	$ 131,542	$ 358,646

3. **Trust Units:**

The Fund is authorized to create and issue an unlimited number of Trust Units.

	Trust Units	Amount
Balance, January 1, 2005	102,933,221	$ 941,902
Exercise of Trust Unit options	644,039	6,762
Debenture conversions	8,033,423	93,623
Distribution Reinvestment Plan	2,286,319	31,250
Balance, December 31, 2005	113,897,002	1,073,537
Exercise of Trust Unit options	237,458	2,844
Debenture conversions	6,638,820	75,624
Distribution Reinvestment Plan	3,488,712	55,167
Balance, September 30, 2006	124,261,992	$ 1,207,172

The net earnings per Trust Unit are based on earnings available to Unitholders and the weighted average Trust Units outstanding for the period. The earnings available to Unitholders for the third quarter of 2006 was $24.6 million (2005 - $19.8 million) and for the nine months ended September 30, 2006 was $61.7 million (2005 - $48.7 million). The weighted average Trust Units outstanding for the third quarter of 2006 were 123,576,000 Units (2005 - 110,845,000) and for the nine months ended September 30, 2006 were 120,904,000 (2005 - 106,453,000).

The diluted earnings per Trust Unit are based on net earnings and the weighted average Trust Units outstanding adjusted for the dilutive effect of convertible debentures and employee Trust Unit options. The diluted net earnings for the third quarter of 2006 were $26.3 million (2005 - $24.1 million). In computing diluted earnings per Trust Unit, 7,196,000 Trust Units (2005 - 15,582,000) were added to the weighted average Trust Units outstanding for the third quarter of 2006 for the dilutive effect of convertible debentures and employee Trust Unit options. Diluted earnings per Trust Unit are not disclosed as the amounts are anti-dilutive. At September 30, 2006, 967,573 options (September 30, 2005 - 1,369,999) were outstanding and exercisable at a weighted average price of $12.03 (September 30, 2005 - $11.75).

4. Internalization of management contract:

Effective June 30, 2006, the Fund acquired all of the outstanding common shares of Pembina Management Inc. (PMI), the manager of the Fund. Total consideration for the transaction consisted of an initial cash payment of $6 million and a contingent deferred payment payable in 2009 that is linked to future growth in distributable cash per Trust Unit of the Fund. If the future cumulative distributable cash in the period from January 1, 2006, to December 31, 2008 does not exceed $3.42 per Trust Unit ($1.14 per Trust Unit per year), the deferred amount is zero. Every approximate 10 cent per Trust Unit increase in cumulative distributable cash over $3.42 per Trust Unit results in a $1 million increase in purchase price to a maximum of $15 million, which is converted into notional Trust Units based on the weighted-average trading price of the Trust Units for the 20 trading days prior to June 30, 2006 of $15.87 (the closing price). The purchase price will also be adjusted by the distributions payable on the notional trust units for the period January 1, 2006 to December 31, 2008, and the change in the value of the Fund's Trust Units from the closing price.

5. Long-term debt:

On April 18, 2006, Pembina Pipeline Corporation, the principal operating subsidiary of the Fund, announced that it had entered into an agreement with institutional investors in the United States and Canada providing for the issuance, by way of private placement, of C$200 million of Senior Unsecured Notes. The Notes will mature September 30, 2021 and will bear interest at a fixed rate of 5.58%. Closing of the offering occurred on September 29, 2006, and the net proceeds from the offering were used to repay existing bank debt and for general corporate purposes.

On July 24, 2006, the revolving bank facilities of Pembina Pipeline Corporation were renewed for a period of five years to July 24, 2011. There are no repayments due over the term. Borrowings bear interest at either prime lending rates or based on bankers acceptances plus applicable margins. The margins are based on the credit rating of the senior unsecured debt of Pembina Pipeline Corporation and range from 0.50% to 1.50%.

Exchange Listing and Trading Symbols:

The Toronto Stock Exchange
Trust Units Symbol: **PIF.UN**
7.50% Convertible Debentures Symbol: **PIF.DB.A**
7.35% Convertible Debentures Symbol: **PIF.DB.B**

Trustee, Registrar and Transfer Agent:

Computershare Trust Company of Canada
Shareholder Communications:
1-800-564-6253

Corporate Office:

700 – 9th Avenue S.W.
P.O. Box 1948
Calgary, Alberta T2P 2M7
Telephone: (403) 231-7500
Fax: (403) 237-0254

Investor Information:

e-mail: investor-relations@pembina.com

Telephone: (403) 231-7500
1-888-428-3222

Fax: (403) 691-7356

Website: www.pembina.com

Quarterly Results Webcast:

A live internet broadcast of Pembina's Third Quarter 2006 Results conference call is scheduled for October 25, 2006 at 2:00 p.m. Calgary (4:00 p.m. Eastern, 1:00 p.m. Pacific). Those wishing to access the webcast are invited to visit Pembina's website located at www.pembina.com, or the host site at www.newswire.ca/webcast. An archive of the call will be available on-line for 90 days following the broadcast date.

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan:

Pembina offers a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan to eligible Unitholders of Pembina Pipeline Income Fund.

The Plan allows participants an opportunity to:

- reinvest distributions into Trust Units at a 5 percent discount to a weighted average market price, under the distribution reinvestment component of the Plan; or,
- realize 2 percent more cash on their distributions, under the premium distribution component of the Plan;
- eligible Unitholders may also make optional Trust Unit purchases at the weighted average market price.

A brochure, detailing administration of the Plan and eligibility and enrolment information, is available on-line on Pembina's web site located at www.pembina.com, or call 1-888-428-3222 to receive a copy by mail. Unitholders wishing to enroll in the Plan are asked to contact their broker, investment dealer, financial institution or other nominee through which the Trust Units are held.

This document contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Pembina at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to risks associated with operations, such as loss of market, regulatory matters, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources. See "Forward-Looking Information and Statements" presented in the Management's Discussion and Analysis contained in this document for additional information.

PEMBINA